UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     May                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date May 23, 2008	By	/s/ Harsya Denny Suryo
(Signature) Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

INFORMATION TO SHAREHOLDERS IN RELATION TO THE PROPOSED PLAN TO CONDUCT
A THIRD BUYBACK OF SHARES
OF PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
Domiciled in Bandung, Indonesia
Line of Business:
Telecommunications
Registered Office:
Jl. Japati No. 1, Bandung 40133, Indonesia
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) hereby informs its shareholders that the Company plans to conduct a third phase of repurchase of shares that have been issued by the Company and listed on the Indonesian Stock Exchanges or listed in a form of American Depositary Receipts (“ADR”) on the New York Stock Exchange (“Shares Buyback III”). The repurchases are intended to be made from time to time over a maximum period of eighteen months following the approval of Shares Buyback III by the Company’s General Meeting of Shareholders. Repurchases in connection with Shares Buyback III will be made based on the Company’s management discretion through purchases of shares on the Indonesia Stock Exchange, purchases of shares in the form of ADR on the New York Stock Exchange, off—exchange transactions and agreements, or any other legal means the Company deems appropriate, subject to the applicable regulations.
Shares Buyback III will be performed after the expiration of the second shares buyback (“Shares Buyback II”) which was started on 29 June 2007 and is planned to be ended on 29 December 2008 with due consideration of the disclosure of information published together with this Information to Shareholders, Shares Buyback III will be implemented subject to the prevailing regulations, including, Bapepam Rule No. XI.B.2 on Repurchase Of Shares Issued By Issuers or Public Companies, Attachment to Decision of the Chairman of Bapepam No. KEP-45/PM/1998 dated 14 August 1998 (“Rule XI.B.2”) and Law No. 40 of 2007 on Limited Liability Companies (“Company Law”) for the Company’s ordinary shares listed on the Indonesia Stock Exchange, and Rule 10b-18 of the United States Securities Exchange Act of 1934 for the Company’s shares listed on the New York Stock Exchange in ADR form.
Pursuant to the applicable Indonesian regulations, Shares Buyback III requires approval from the Company’s General Meeting of Shareholders. Therefore, the Company will convene a General Meeting of Shareholders (“GMS”) on 20 June 2008, or its adjournment/continuation.
This Disclosure of Information is issued on 23 May 2008
PREFACE
Shares Buyback I has been conducted based on approval of the Company’s Extraordinary General Meeting of Shareholders (“EGMS”) dated 21 December 2005 and the period for Shares Buyback I ended on 21 June 2007. Up to 21 June 2007, the Company has repurchased a total of 211,290,500 shares or 1.05% of the total subscribed and paid up capital of the Company at an average price of Rp 8,654 per share.
Shares Buyback II has been conducted based on approval of the Company’s Annual General Meeting of Shareholders (“AGMS”) dated 29 June 2007, for a period starting from 29 June 2007 until 29 December 2008 using funds in the maximum amount of Rp 2,000,000,000,000. The period for Shares Buyback II, with due consideration of the disclosure of information published together with this Information to Shareholders, will be ended on 19 June 2008. As of the date of 16 May 2008, the Company has repurchased a total of 187,130,500 shares or 0.93% of the total subscribed and paid up capital of the Company at an average price of Rp 9,326 per share or in total of Rp 1,745,989,133,288.
Shares Buyback III will be conducted for a maximum of 1.68% of the total issued and paid-up Series B Shares or a maximum of 339,443,313 Series B Shares, and the funds reserved to conduct the Shares Buyback III will not exceed Rp 3,000,000,000,000.
Based on the applicable Indonesian regulations, Shares Buyback III requires approval from a GMS that must be attended by shareholders representing at least 2/3 of the total shares with lawful voting rights and must be approved by at least 2/3 of the total votes lawfully cast at the meeting.
If the GMS approves Shares Buyback III, the Company will appoint PT Danareksa Sekuritas, members of the Indonesia Stock Exchange as the securities trading broker and Morgan Stanley to repurchase ADR in the New York Stock Exchange.
General Information concerning the Company
The Company was established as a limited liability company based on Deed No. 128, dated 24 September 1991, drawn before Imas Fatimah SH. Notary in Jakarta, which has been published in State Gazette of the Republic of Indonesia No. 5, dated 17 January 1992, Supplement No. 210. In relation to the initial public offering of the Company, the Articles of Association of the Company have been amended and the amendments have been published in State Gazette of the Republic of Indonesia No. 76, dated 22 September 1995, Supplement No. 7900.
Subsequently, the Company’s Articles of Association have been amended several times, lastly by Deed No. 9, dated 7 September 2007, drawn before Amrul Partomuan Pohan, SH, Notary in Jakarta, and the report of the amendements has been received by the Ministry of Law and Human Rights based on Acceptance Report of Amendment to Articles of Association No. W7-HT.01.10-12858 dated 14 September 2007.
The Company’s shares have been listed on the Indonesia Stock Exchange, in the form of ADR on the New York Stock Exchange, and in the form of global depository receipt on the London Stock Exchange since 14 November 1995.
On 1 October 2005, the Company conducted a stock split, which changed the nominal value of the Series A Shares and Series B Shares of the Company from Rp 500 to Rp 250 per share. After the stock split, the total issued shares of the Company increased from 10,079,999,640 to 20,159,999,280 shares.
Capital Structure
Based on the Company’s Shares Register issued by the Company’s Securities Administrative Bureau, PT Datindo Entrycom as of 16 May 2008, the Company’s capital structure and shareholders composition is as follows:

	Total Number of	Total Nominal Value
Description	Shares	(Rp)%
Authorized capital	80,000,000,000	20,000,000,000,000
Issued and paid-up capital
Republic of Indonesia
Series A Dwiwarna Share	1	250	0.00
Series B Shares	10,320,470,711	2,580,117,677,750	51.19
JP Morgan Chase Bank NA RE Norbax Inc	1,525,546,160	381,386,540,000	7.57
The Bank of New York (BONY)	1,886,977,056	471,744,264,000	9.36
The Board of Directors
Ermady Dahlan	17,604	4,401,000	0.00
Indra Utoyo	5,508	1,377,000	0.00
Public	6,035,311,240	1,508,827,810,000	29.94

	Total Number of	Total Nominal Value
Description	Shares	(Rp)%
Sub Amount	19,768,328,280	4,942,082,070,000	98.06
Treasury Shares	391,671,000	97,917,750,000	1.94
Total of issued and paid-up capital	20,159,999,280	5,039,999,820,000	100
Unissued Shares	59,840,000,720	14,960,000,180,000	—
Supervision and Management
The composition of the Commissioners of the Company is as follows:

Commissioners
President Commissioner	: Tanri Abeng
Independent Commissioner	: Arief Arryman
Independent Commissioner	: P. Sartono
Commissioner	: Anggito Abimanyu
Commissioner	: Mahmudin Yasin
Board of Directors
President Director	: Rinaldi Firmansyah
Director	: Sudiro Asno
Director	: Arif Yahya
Director	: I Nyoman Gede Wiryanata
Director	: Ermady Dahlan
Director	: Faisal Syam
Director	: Prasetio
Director	: Indra Utoyo
BACKGROUND AND PURPOSE OF SHARES BUYBACK III
Backrground
As seen in financial statements published by the Company, over the time, the Company’s management has successfully increased the Company’s profit while maintaining sufficient liquidity. The underlying business of the Company continues to demonstrate fast growth and generate significant cash flows, which the management belief is in excess of the necessary amount required to maintain that growth. In addition, the Company has a relatively low rate of leverage compared to domestic and regional peer companies, and more importantly the Company has the means to increase its leverage if deemed necessary.
Based on the above, the Company seeks to demonstrate its commitment to increase the shareholders value by returning excess free cash flows to its shareholders through a repurchase of shares.
Moreover, the Company believes that the decrease of the Company’s current shares price, caused by the weakening of the global market and not by negative change in the Company’s fundamentals, means that this is the right time to conduct the shares buyback.
Further, the GMS approval of Shares Buyback III will:
1.	provide the Company with greater flexibility in managing its capital. To the extent that the Company has surplus capital and funds exceeding its needs, taking into account its growth and expansion plans, the GMS approval for Shares Buyback III will facilitate the return of surplus cash in an expedient and cost efficient manner.

2.	give the Company flexibility to achieve a more efficient capital structure thereby allowing the Company to decrease its overall cost of financing and improve Earnings Per Share (“EPS”) or Earnings Per ADR (“EPADR”) and Return on Equity (“RoE”) on an ongoing basis

3.	provide opportunity and flexibility to the Company to undertake shares buyback at any time, subject to market conditions, for a maximum period of 18 months after the GMS approval

The Company believes that Shares Buyback III will benefit the Company and its shareholders. The Company will not make any shares buyback under Shares Buyback III in circumstances that, the Company believes, would have or may have a material adverse effect on the liquidity and capital of the Company and/or affect the status of the Company as a publicly listed company.
Objective of Shares Buyback III
The main objective of Shares Buy Back III is to increase the shareholders value by repatriating excess cash flow to the shareholders by way of a shares buy back because the management believes that the Company’s current share price is below its fair price looking at the Company’s future prospects.
Shares Buyback III constitutes one of the Company’s efforts to increase its capital management, which, if implemented, will increase EPS or EPADR and ROE continuously.
FUNDS FOR SHARES BUYBACK III
The Company will set aside funds from the Company’s Retained Earnings for the purpose of repurchasing the Shares. If the Shares Buyback III program is not approved by the GMS or if there are remaining funds after the implementation of the program, those funds will be returned to the Retained Earnings account.
The funds reserved for the shares buyback for the maximum period of eighteen months will not exceed Rp3,000,000,000,000.
THE COMPANY’S PLAN IN RESPECT OF THE REPURCHASED SHARES
In general, the Company considers two alternatives for the repurchased shares, i.e.:
(i)	reducing the Company’s capital by cancelling the repurchased shares in accordance with Article 47 of the Company Law; or

(ii)	selling the repurchased shares in accordance with the provisions of Rule XI.B.2.
Until now, the Company is still considering the alternatives for the repurchased shares, which will be in line with the Company’s future programs, especially in relation to funding plans, with due consideration of the shareholders’ interests and according to the prevailing rules and regulations.
MANAGEMENT DISCUSSION AND ANALYSIS ON IMPACT OF SHARES BUYBACK III TO THE COMPANY’S FUTURE BUSINESS ACTIVITIES AND GROWTH
The Company’s main business in telecommunications services has been making profits and good cash flow during the last several years.
The Company will allocate funds for Shares Buyback III from the Retained Earnings. Should there be remaining funds, these will be returned to the Retained Earnings.
The implementation of this program will potentially decrease the Company’s assets and equity in the amount of Rp3,104,000,000,000.
The Company believes that the execution of Shares Buyback III program should not adversely affect the financial condition of the Company because the Company believes it has sufficient working capital and cash flow to undertake the Share Buyback III program and to run the Company’s operational activities
IMPACT OF THE SHARES BUYBACK III ON THE COMPANY’S FINANCIAL STATEMENTS
The following are the pro forma net profit, EPS and EPADR, computed pursuant to the Consolidated Financial Statements for the year ended 31 December 2007 (audited) by making adjustments to the Consolidated Financial Statements as if Shares Buyback III was conducted on 2007 by applying the unappropriated retaining earnings of Rp3,000,000,000,000, inclusive of transaction costs, broker fees and other expenses related to the Shares Buyback III and assuming the Company utilizes the entire fund reserved for the repurchase of up to 1.68% of the issued Series B Shares.
Financial Analysis of Shares Buyback III

(Rp’million)
	Before SBB III		After SBB III		Impact
	Rp’million	US$’million	Rp’million	US$’million	Rp’million	US$’million

Total Assets	82,058,760	8,735	78,954,760	8,405	(3,104,000)	(354)
Net income	12,857,018	1,369	12,753,018	1,358	(104,000)	(12)
Shareholders’ equity	33,748,579	3,593	30,644,579	3,262	(3,104,000)	(354)
Weighted average Number of Shares	19,962	19,962	19,778	19,778	(184)	(184)
Basic EPS	644.08	0.07	644.81	0.07	0.73	0.00
Basic EPADR	25,763	3	25,792	3	29	0.00
Return on assets (%)	15.67%	15.67%	16.15%	16.15%	0%	0%
Return on equity (%)	38.10%	38.10%	41.62%	41.62%	4%	4%
Assuming the Government of Indonesia does not participate in the Shares Buy Back III program, and so the Government of Indonesia’s shareholding remains the same, upon completion of Shares Buy Back III, the composition of share ownership, including treasury stock, in the Company will be as follows:
Share Ownership Analysis

Shareholders	Shareholding (Shares MM)%		Proforma Shareholding (Shares MM) with Treasury Stock	%
Government of Indonesia	10,320	51.19%	10,320	51.19%
Public	9,840	48.81%	9,102	45.15%
Treasury Stock*	—	—	738	3.66%
Total	20,160	100.00%	20,160	100.00%

*)	Including treasury stock as the result of Shares Buy Back I and II.

The composition of share ownership, excluding treasury stock, in the Company will be as follows:
Share Ownership Analysis without calculating the Treasury Stock

Shareholders	Shareholding (Shares MM)%		Proforma Shareholding (Shares MM) without Treasury Stock	%
Government of Indonesia	10,320	51.19%	10,320	53.14%
Public	9,840	48.81%	9,102	46.86%
Total	20,160	100.00%	19,422	100.00%
PROCEDURE OF SHARES BUYBACK III
All repurchases of shares made on the Indonesia Stock Exchanges must comply with Rule XI.B.2, including:
1.	the purchases will be performed by PT Danareksa Sekuritas.

2.	the purchases will not be made earlier than 30 minutes after the opening or later than 30 minutes before the closing of trading on the Indonesia Stock Exchanges

3.	The Company will only submit purchase offer at a price less than or equal to the previous trading price

4.	The shares buyback in any one day must not exceed 25% of the daily trade volume. If the buyback creates fractions of trading lots/units, then the buyback will be rounded up to the nearest whole number of trading lots/unit

5.	The Company’s Insiders (as defined in Law No. 8 of 1995 on Capital Markets (“Capital Market Law”)) are prohibited from purchasing or selling the Company’s shares in the stock exchange on the day the Company exercises the shares buyback. Under the Capital Market Law, the Company’s Insiders include:
(a)	members of the Boards of Commissioners and the Board of Directors or employees of the Company;

(b)	the Company’s Principal Shareholders;

(c)	individuals who pursuant to their position or profession or business relationship with the Company, have the opportunity to acquire insider information;

(d)	parties who within the last 6 months are no longer constituted as the parties mentioned in a, b and c above.
All repurchase of ADRs on the New York Stock Exchange will comply with the rules and regulations of the US Securities and Exchange Commission and the New York Stock Exchange and the rules and regulations of any other relevant jurisdiction that may be applicable.
LIMITATION ON SHARE PRICE FOR THE REPURCHASE
The Company will set the buyback price for the Company’s shares listed on the Indonesia Stock Exchange in accordance with Rule XI.B.2, where the price will be less than or equal to the previous trading price on the Stock Exchange. The Company hereby informs its shareholders that the price of the Company’s Shares during 25 consecutive Trading Days on the Indonesia Stock Exchange up to and including 16 May 2008 is as follows:

INDONESIA STOCK EXCHANGE ORD PRICE
Last 25 Trading Days
Date	Day	Price (IDR)	Date	Day	Price (IDR)
11-Apr-08	Friday	9,150	30-Apr-08	Wednesday	8,850
14-Apr-08	Monday	9,000	2-May-08	Friday	8,950
15-Apr-08	Tuesday	9,100	5-May-08	Monday	9,000

INDONESIA STOCK EXCHANGE ORD PRICE
Last 25 Trading Days
Date	Day	Price (IDR)	Date	Day	Price (IDR)
16-Apr-08	Wednesday	9,100	6-May-08	Tuesday	8,900
17-Apr-08	Thursday	9,200	7-May-08	Wednesday	8,750
18-Apr-08	Friday	9,100	8-May-08	Thursday	8,500
21-Apr-08	Monday	9,000	9-May-08	Friday	8,600
22-Apr-08	Tuesday	8,850	12-May-08	Monday	8,650
23-Apr-08	Wednesday	8,750	13-May-08	Tuesday	8,650
24-Apr-08	Thursday	8,650	14-May-08	Wednesday	8,700
25-Apr-08	Friday	8,650	15-May-08	Thursday	8,500
28-Apr-08	Monday	8,900	16-May-08	Friday	8,500
29-Apr-08	Tuesday	8,950
The Company will set the buyback price for shares in ADR form to be repurchased on the New York Stock Exchange in accordance with the relevant United States laws and regulations. The Company hereby informs its shareholders that the price of the Company’s ADRs during 25 consecutive Trading Days on the New York Stock Exchange up to and including 16 May 2008 is as follows:

NEW YORK STOCK EXCHANGE ADR PRICE
HARGA ADR 25 HARI TERAKHIR PERDAGANGAN
Date	Day	Price (USD)	Date	Day	Price (USD)
14-Apr-08	Monday	39.50	1-May-08	Thursday	39.08
15-Apr-08	Tuesday	39.72	2-May-08	Friday	39.06
16-Apr-08	Wednesday	40.60	5-May-08	Monday	38.89
17-Apr-08	Thursday	39.86	6-May-08	Tuesday	38.85
18-Apr-08	Friday	40.31	7-May-08	Wednesday	37.50
21-Apr-08	Monday	39.82	8-May-08	Thursday	37.27
22-Apr-08	Tuesday	38.72	9-May-08	Friday	37.45
23-Apr-08	Wednesday	38.46	12-May-08	Monday	37.90
24-Apr-08	Thursday	38.26	13-May-08	Tuesday	37.76
25-Apr-08	Friday	38.30	14-May-08	Wednesday	37.72
28-Apr-08	Monday	38.60	15-May-08	Thursday	37.24
29-Apr-08	Tuesday	38.78	16-May-08	Friday	37.03
30-Apr-08	Wednesday	38.82
PERIOD OF SHARES BUYBACK III
The repurchase of the Shares will be undertaken after the Company obtains the approval from its GMS. Based on Rule XI.B.2, the maximum period for a shares buyback is 18 months effective as of the date of the GMS that approved the proposed plan of Shares Buyback III.
The Company’s management may terminate the Shares Buyback III program at any time before the period of 18 months elapses, if the management of the Company deems necessary. If Shares Buyback III is terminated, the Company will make a disclosure regarding that termination based on Bapepam Rule No. X.K.1 regarding Disclosure of Information That Must Be Made Public Immediately, Attachment to the Chairman of Bapepam Decision No. Kep-86/PM/1996 dated 24 January 1996.
RECOMMENDATION
Based on the foregoing, the Board of Directors and Commissioners recommend that the shareholders of the Company approve Shares Buyback III program in the GMS which will be convened on 20 June 2008, or in any adjournment/continuation of the GMS.
CONVENING THE GENERAL MEETING OF SHAREHOLDERS
With respect to the proposed Shares Buyback III as explained in this Disclosure of Information, the Company intends to request approval from the Company’s GMS which will be convened on Friday, 20 June 2008, or any adjournment/continuation of the GMS.
Below are significant dates relating to the GMS:

Events	Date
Notification of RUPSLB in the newspapers	22 May 2008
Announcement of abridged information of Share Buyback III in two newspapers	23 May 2008
Date of Register of Shareholders entitled to attend the GMS	4 June 2008
Notice of the GMS in the newspaper	5 June 2008
GMS	20 June 2008
Report to Bapepam-LK on the results of the GMS	24 June 2008
Announcement of the result of the GMS in newspapers	24 June 2008
OTHER INFORMATION
For further information in respect of the above, shareholders may contact the Company during business hours at:
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Investor Relations/Corporate Secretary
Grha Citra Caraka 5th Floor,
Jl. Gatot Subroto No. 52 Jakarta 12570
Tel: 62-21-5215109 Fax: 62-21-5220500
e-mail: investor@telkom.co.id
www.telkom-indonesia.com
This information is provided for public knowledge.
Bandung, 23 May 2008
The Company’s Board of Directors